AMENDMENT NO. 3 TO THE
INVESTMENT ADVISORY AGREEMENT
This Amendment No. 3 (this “Amendment”) is effective as of February 2, 2022 by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of the Capital Advisors Growth Fund (the “Fund”), and Capital Advisors, Inc., a Delaware corporation (the “Advisor”).
RECITALS
WHEREAS, the Trust and the Advisor desire to amend the Investment Advisory Agreement made between them on November 30, 2006, as amended on June 12, 2012 and January 31, 2018, (the “Agreement”) to update Schedule A of the Agreement; and
WHEREAS, the parties desire to amend the Agreement to amend the investment advisory fees payable to the Advisor; and
WHEREAS, disinterested Trustees of the Trust and the full Board of Trustees have separately ratified this Amendment in person at a regular quarterly meeting of the Board of Trustees on December 8, 2021.
    NOW, THEREFORE, the parties agree as follows:
Schedule A of the Agreement is hereby superseded and replaced with Schedule A attached hereto.
Except to the extent amended hereby, the Agreement shall remain in full force and effect.
    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ADVISORS SERIES TRUST	CAPITAL ADVISORS, INC.
on behalf of the Capital Advisors Growth Fund

By: /s/ Jeff Rauman	By: /s/ Keith Goddard
Name: Jeff Rauman	Name: Keith Goddard
Title: President	Title: Chief Executive Officer

SCHEDULE A

Series or Fund of Advisors Series Trust	Annual Fee rate as a Percentage of Average Daily Net Assets

Capital Advisors Growth Fund	0.75% on the first $50 million 0.65% thereafter